November 17, 2009

Tim Buchmiller,
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Medisafe 1 Technologies Corp.
Registration Statement on Form S-1
Filed: September 15, 2009
File No. 333-161914

Dear Mr. Buchmiller:

             Enclosed herewith for filing on behalf of Medisafe 1 Technologies Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 15, 2009.

We received your letter of October 9, 2009, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Registration Statement Cover Page

1
The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common shares. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

We have revised the footnote as follows: “(1) Estimated pursuant to Rule 457(o) under the securities Act of 1933 solely for the purpose of computing the amount of the registration fee.”

2.
Please revise to describe the effect on investors of the fact that you do not have any arrangements in place to put the funds in an escrow, trust or similar account. Refer to Item 501(b)(8)(iii) of Regulation S-K. For example, you should provide a brief indication here of the risks you explain in more detail in Risk Factor No.7.

The following was added to the Cover Page of the Registration Statement:
“Medisafe does not intend to escrow any funds received through this offering. Once funds are received as the result of a completed sale of common stock being issued by us, those funds will be placed into our corporate bank account and may be used at the discretion of the management whereby there will be no refunds to the investors.”

A Cautionary Note on Forward-Looking Statements, page 7

3.
Please relocate this disclosure so that the only disclosure between your prospectus cover page and prospectus summary section is your table of contents. If possible, please keep your table of contents to one page and do not use all caps for each heading.

The “Cautionary Note” has been relocated to Page 5.

Prospectus Summary, page 8

Our Company, page 8

4.
Please disclose that as or July 31, 2009 you did not have any cash or cash equivalents, and, if true, that you will need to raise additional capital within the next twelve months even if you sell the maximum number of shares being offered by your prospectus.

   We have added to the disclosure as suggested, and as set forth in response to Comment No. 5.

5.	Please disclose that you do not have any full-time employees and that your two current officers/directors intend to devote five hours per week to your business activities.

We have added the following to the section titled “Prospectus Summary,”
As of September 30, 2009, our company has limited cash and will need to raise additional capital within the next twelve months, even if we are able to sell the maximum number of shares. The company has no full time employees and our two current officers/directors intend to devote approximately five hours per week to Medisafe 1 business activities.

Our directors own 100% of the outstanding shares of our common stock.... page 15

6.	Please reconcile your disclosure that your directors own 100% of the outstanding shares of your common stock with your disclosure on pages 28 and 33.

The Risk Factor has been revised as follows:
15. Our Directors own 66.67% of the outstanding shares of our common stock, and may be able to influence control of the company or decision making by management of the Company.
Our Directors presently own 66.67% of our outstanding common stock. If all of the 4,000,000 shares of our common stock being offered hereby are sold, the shares held by our Directors will constitute approximately 40% of our outstanding common stock.

Our Business, page 20

7.	Please revise the following disclosures, as well as other similar disclosures, to eliminate the appearance that you have successfully developed or tested your product:

•	Your medical assembly “effectively prevents unauthorized administration of a drug or medicinal substance by hypodermic needle” (pages 20 and 21);
•
The protector device incorporates a locking mechanism to ensure that substances cannot be released from the hypodermic needle without positive pre-matching between the substance and the specific patient (page 21);

•	Your system can be applied not just to hypodermic needles but also to any assembly for storing any kind of medicine (pages 21 and 22);
•
Your patented solution provides a physical barrier to protect healthcare professionals from accidental needle sticks and other sharp injuries and that your product can be incorporated with FDA compliant healthcare infrastructure to virtually eliminate the possibility of incorrect administration (page 21); and

•	The present invention successfully addresses the shortcomings of current medical assemblies and protectors (page 21).

We have revised the disclosure to discuss the potential benefit of the product and have used phrases such as “should” and/or “maybe” to provide the information to potential investors.

8.
We note from your disclosure that your intended product, if developed, approved and adopted, will require labeling each substance correctly and entering into each patient's barcode or other identification device the substances intended for that patient. If true, please disclose that your product would not entirely remove the risk of human error.

We have included information in the disclosure that our product will not entirely remove the risk of human error, the test is a follows:
“The invention, based on a patented technology, will represent a medical assembly which should effectively prevent unauthorized administration of a drug or medicinal substance by hypodermic needle. It will accomplish this by taking a medical assembly and incorporating a locking mechanism to ensure the substance cannot be released from the hypodermic needle without positive pre-matching between the substance and the specific patient, identified by bar-coding or other identification technology. The system is expected to be applied not only to hypodermic needles, but also to any assembly for storing any kind of medicine. Since some human interaction will be required in the labeling, administering, and using the intended device, Medisafe 1 cannot entirely remove the risk of human error.”

9.	Please disclose when you plan to recruit a medical advisory board.

On page 16 of the disclosure, we have added the following language:
“The company plans to recruit a medical advisory board during the first quarter of 2010 (Q1 2010), comprised of experienced academics and senior medical professionals. The design and development of a commercial product will be carried out by specialist subcontractors offering expertise in several relevant disciplines, including plastics and metal, electricity and electronics, device design, operation and control, automation and mechanics, computer and microcomputers, software engineering, optics and others.”

10.
We note your disclosure in the fourth paragraph on page 21 concerning the healthcare industry in the United States, if true.  If you intend to sell your products in the United States please clearly state this intent and provide all of the relevant disclosure concerning regulation by the FDA, including a discussion of the time frame needed to obtain approval or clearance for medical products and other disclosure required by Item 101(h)(4)(viii) of Regulation S-K.  Please revise your MD&A disclosure and add risk factor disclosure, as appropriate.  Please also discuss, as applicable, whether you will need to obtain approvals from governmental agencies outside of the United States.

We have added the following discussion regarding the healthcare industry and regulation by the FDA,
“Also working to Medisafe’s advantage is legislation in the U.S. that is mandating the healthcare industry to replace the inexpensive traditional syringe with a safer but more expensive technology. Safety syringes include those equipped with needle covers or needle retraction mechanisms to protect healthcare professionals from accidental needlesticks and other sharps injuries. The patented solution developed by Medisafe provides that physical barrier and therefore it might be possible to integrate with FDA-compliant healthcare infrastructure to virtually eliminate the possibility of incorrect administration. Medisafe intends to market its products in the United States but does not believe it will need FDA approval for the medical assembly. Once the medical advisory board is in place, which should take place during First Quarter, 2010 (Q1, 2010), one of the tasks of the advisory board will be to determine whether FDA approval is required. If it is found that it is required, Medisafe currently expects this process to take between 6 – 12 months. This shorter approval period is anticipated because the Medisafe medical assembly is not an internal device, but rather one that is used externally.

The Medisafe medical assembly is not intended for critical health care, where time is critical and encoding intended product and patient identifiers might be too time consuming to make it practical. It would be accurate to suggest that the Medisafe medical assembly will be best suited to instances of on-going, regular medical use where inoculations are administered in such a way that the labeling and encoding process would be effective and beneficial, but likely not cause actual harm to the patient.

If developed and approved for use, Medisafe cannot determine what, if any, additional costs to the patient and/or medical professional might be applied.”

Business Summary and Background, page 20

11.
Please balance your disclosure in this section regarding the number of injections to indicate that you will initially only target the U.S. market, if true. If known, provide market data for the U.S. on a stand-alone basis. Also disclose, if known, where your product is likely not to be adopted. For example, it would seem that your product may not be adopted in intensive and critical care settings, where time is critical and encoding your intended product and the patient identifier would be too time consuming, and in settings where only inoculations are administered where the risk of injecting the wrong substance generally would not present actual harm to the patient. Also, since it is unclear how much each individual product would cost, if developed and approved for use, please include disclosure that indicates that your product, if developed and approved for use, effective and, therefore, not adopted for use. Revise your related risk factors as appropriate,

We have revised the risk factors and related disclosure language as appropriate.

Intellectual Property, page 21

12.	Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K.

We have revised the disclosure as follows:
“On July 15, 2009, we signed a Patent Transfer and Sale Agreement with Yisrael Elhadad, Yisrael Gottlieb, the original owners of the technology (Patent number: 7,347, 841), licensing all rights, title and interest in, a medical assembly and a protector, or locking mechanism, to ensure that the substance cannot be released from the hypodermic needle without positive pre-matching between the substance and the specific patient. The Patent was filed on November 18, 2004 and will expire on November 17, 2021. No other trademarks, licenses, franchises, concessions, royalty agreements or labor contracts are in effect regarding this prospectus.”

Existing or Probable Government Regulations, page 23

13.
In addition to your disclosure regarding FDA regulations, penalties and fines, please also indicate that seeking regulatory approval is a time-consuming and costly process. Update your “Plan of Operation” section to address these costs and how you anticipate funding those costs.

The following has been inserted”
“EXISTING OR PROBABLE GOVERNMENT REGULATIONS
We may be subject to the provisions of the Federal Consumer Product Safety Act and the Federal Hazardous Substances Act, among other laws. These acts empower the CPSC to protect the public against unreasonable risks of injury associated with consumer products. The CPSC has the authority to exclude from the market articles that are found to be hazardous and can require a manufacturer to repair or repurchase such devices under certain circumstances. Any such determination by the CPSC is subject to court review. Violations of these acts may also result in civil and criminal penalties. Similar laws exist in some states and cities in the U.S. and in many jurisdictions throughout the world.  Medisafe does not currently plan to seek FDA approval. A final decision on this will take place only after the medical advisory board is formed and begins to meet. This is expected to take place during First Quarter, 2010 (Q1, 2010). Seeking regulatory approval is often a time-consuming and costly process. No funds currently exist for this process and so additional funds will have to be raised in order to accomplish this, should it be deemed necessary.”

Employees, page 23

14.
We note your disclosure on page 14 that your two officers/directors intend to devote approximately five hours her week to the business, Accordingly, please revise your disclosure to dearly state, if true, that you do not have any full-time employees,

We have revised the section titled “Employees” as follows:
“Other than our current Directors and officers, Jacob Elhadad and Yisrael Gottlieb, we have no other full time or part-time employees. Our only employees, our Directors and officers, Jacob Elhadad and Yisrael Gottlieb, are expected to work approximately five hours per week. If and when we develop the prototype for our adapters, and are able to begin manufacturing and marketing, we may need additional employees for such operations. We do not foresee any significant changes in the number of employees or consultants we will have over the next twelve months.”

General Working Capital, page 25

15.
We note from your disclosure that you will have sufficient funds available to satisfy working capital needs through lines of credit and the funds expected from equity sales. In this regard, please provide us with and disclose in your filing the amount provided by, terms, and the initial commencement date of these lines of credit. Additionally, please disclose the nature of your relationship with the entities that provide you with these lines of credit.

We have added the following to the disclosure
“We may be wrong in our estimates of funds required in order to proceed with developing a prototype and executing our general business plan described herein.  Should we need additional funds, we would attempt to raise these funds through additional private placements or by the issuance of convertible debt by the company as it starts to plan for seeking further financing through the placing of equity and/or debt securities in Q1, 2010. The company currently has no arrangements with any entities with regard to this debt. We do not have any arrangements with potential investors or lenders to provide such funds and there is no assurance that such additional financing will be available when required in order to proceed with the business plan or that our ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If we are unsuccessful in securing the additional capital needed to continue operations within the time required, we may not be in a position to continue operations.  The Patent Purchase price as of November 10 has been fully funded for by loans of the Directors of the Company which are due to be repaid subsequent to December 31 2010.”

Certain Relationships and Related Transactions, page 32

16.	Please identify the related parties who made the $26,800 loan to you, please also disclose whether the loan was made in cash or otherwise.

We have revised the Certain Relationships and related Transactions as follows:
“On July 12, 2009, we subscribed 2,000,000 shares of our common stock to Mr. Jacob Elhadad, our President and Director, for a payment of $200. As of November 10, 2009 this amount has been paid in cash. We believe this issuance was deemed to be exempt under Regulation S of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offering and sale were made only to a non-U.S. citizen, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933.

On July 12, 2009, we subscribed 2,000,000 shares of our common stock to Mr. Yisrael Gottlieb, our Secretary and Director, for a payment of $200. As of November 10, 2009 this amount has been paid in cash. We believe this issuance was deemed to be exempt under Regulation S of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offering and sale were made only to a non-U.S. citizen, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933.

On July 12, 2009, we subscribed 2,000,000 shares of our common stock to Mr. Yisrael Elhadad for a payment of $200. As of November 10, 2009 this amount has been paid in cash. We believe this issuance was deemed to be exempt under Regulation S of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offering and sale were made only to a non-U.S. citizen, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933.

As of September 30, 2009, loans from our two Directors and officers (Mr. Jacob Elhadad and Mr. Yisrael Gottlieb) made in cash amounted to, $84,900 and represented working capital advances from directors who are also stockholders of the Company. The loans are unsecured, non-interest bearing, and due after December 31 2010.

On July 15, 2009, the Company entered into a Patent Transfer and Sale Agreement to purchase the patent from one of the Company's directors and a brother of the other director, whereby the Company acquired all of the rights, title and interest in the patent known as the “Protector for administering medicine” in consideration of $100,000. As of September 30, 2009, the Company's remaining obligation payable was $25,000 and was paid on October 31, 2009.”

Plan of Distribution. page 34

17.	Please revise all references to the NASD that appear here and throughout your filing, as that entity no longer exists,

We have revised all references to NASD and changed them to FINRA.

Financial Statements

18.	Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

The Registration Statement on Form S-1 has been updated with audited Financial Statements as of September 30 2009, which has replaced the prior Financial Statements as of July 31 2009. An updated auditors consent is attached.

Note 3 - Patent

19.
We note from your disclosure that on July 15, 2009 you acquired from two of your directors a patent known as the “Protector for administering medicine” for consideration of $100,000 plus legal fees of $1,800.  Also, we note that you have capitalized the historical cost of obtaining the patent of $100,000 plus legal fees of $1,800. Additionally, it appears that you are in the design and product development stage before producing a viable prototype, as further disclosed on page 24. In this regard, since the patent purchased by the Company on July 15, 2009 appears to have been purchased for a particular research and development project (hat may have no alternative future uses, please tell us how you considered paragraph 25-2(c) of ASC 730-10-25 (paragraph II(c) of SF AS No. 2) in concluding that the cost of purchasing the aforementioned patent should be capitalized rather than expensed.

In accordance to SFAS No. 2 the Patent and the related expenses have been expensed rather than capitalized in the September 30 2009 set of Financial Statements.

Note 4 - Loans from related Parties - Director and Stockholders. Page F-11
Note 7 - Related Party Transactions. page F-12

20.
We note from your disclosure on page F-11 that you owe $26,800 to directors who are also stockholders, and the loans are due on demand. Also, we note from your disclosure on page F-12 that you have debt obligations with two of your three major stockholders for a total of $75,000 with final payment due by October 31, 2009.  In this regard, please provide us with a description of and revise your MD&A to fully describe the source that will provide you with the funds, which will allow you to meet your payment obligations under the abovementioned related party debt / loan obligations. If your plan is to use proceeds from this offering to payoff the aforementioned related party debt loan obligations, please revise your filing accordingly to reflect your intentions.

The $100k purchase price of the Patent was loaned to the Company by the Directors of Medisafe and the Patent was fully paid for as of October 31 2009. The loans are not due until after December 31 2010. The loans as of September 30, 2009 have been reclassified in the Financial Statements to long term and the final payment paid on October 31 2009 has been disclosed in the subsequent to balance sheet date events section in the Financial Statements. The Use of Proceeds will not be hence used for the Patent Purchase. The above has also been disclosed in the MD&A in the section, General Working Capital.

Exhibit 5.1

21.	We note that the opinion concerns securities that are “for resale by current shareholders.” Please have counsel revise or advise.

We have included a revised Opinion

Exhibits

22.	Please file a form of the subscription agreement you reference on page 35. Please refer to Item 601 (b) of Regulation S-K.

We have attached the Form of the subscription agreement as Exhibit 99.1

This letter responds to all comments contained in your letters of October 9, 2009.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Jacob Elhadad
Jacob Elhadad, President